UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Inter-Tel, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

458372109

(CUSIP Number)

Steven G. Mihaylo

P.O. Box 19790

Reno, Nevada 89511

(775) 338-4699

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

April 21, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458372 109

1.	Names of Reporting Persons.

Steven G. Mihaylo

I.R.S. Identification Nos. of above persons (entities only).
Not applicable.

2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(A) ☐
(B) ☐
Not applicable.

3.	SEC Use Only

4.	Source of Funds (see Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

5,179,498
8. Shared Voting Power

None
9. Sole Dispositive Power

5,179,498
10. Shared Dispositive Power

None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,179,498
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

19.6%
14.	Type Of Reporting Person (See Instructions)

IN

This Amendment No. 2 amends and supplements the Schedule 13D, dated March 3, 2006 (the “Original Schedule 13D”), and filed by Steven G. Mihaylo (“Mr. Mihaylo”) with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 (“Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D”), with respect to the common stock, no par value per share (“Common Stock”), of Inter-Tel, Incorporated, an Arizona corporation (“Inter-Tel” or the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

On April 17, 2006, after the close of business, Mr. Mihaylo issued the following statement in response to an inquiry by The Arizona Republic concerning a letter that Mr. Mihaylo received on April 17, 2006 from Alexander Cappello, the Chairman of the Board of Directors of Inter-Tel:

“The Company’s characterization of events both in today’s letter and in its April 10, 2006, press release is misleading and omits several important facts:

•	The Company delayed responding to Mr. Mihaylo’s request for a meeting until two business days before the advance notice deadline under the Company’s bylaws.

•	The Company’s offer to meet had unreasonable conditions attached. The Company requested that Mr. Mihaylo sign a confidentiality agreement which would prohibit him, among other things, from (i) acquiring, offering to acquire or agreeing to acquire the Company or any voting securities of the Company; (ii) participating in any solicitation of proxies; (iii) seeking to control or influence the management, board of directors or policies of the Company; or (iv) requesting that the Company or any of its representatives amend or waive any of the prohibitions in the confidentiality agreement.

•	The Company’s advance notice bylaws forced Mr. Mihaylo to submit his advance notices.

•	The Company’s Board of Directors refused to postpone the advance notice deadline.

Mr. Mihaylo said that he has not yet made a specific proposal because he believes that access to management and limited due diligence information will enable him to offer the best price to shareholders. He said that the Company’s proxy statement filing adds to his concerns that the Company is attempting to impede a transaction that will maximize value for shareholders.

Mr. Mihaylo said that he remains interested in meeting with the Company’s advisors to discuss an all-cash acquisition of the Company. He said he also continues to believe that the best path forward for the Company’s shareholders is for the Company’s Board of Directors to work with him cooperatively to negotiate an all-cash acquisition of the Company by him, or a higher bidder, and that a cooperative process would enable him to pay the best price to the Company’s shareholders.

He said in the event that the Company and he are unable to reach an agreement as to a cooperative process, however, he is continuing to move forward with his proxy solicitation to preserve his ability to communicate directly with the Company’s shareholders and to solicit their support for my proposal to seek a prompt sale of the Company.”

On April 21, 2006, Mr. Mihaylo and Summit Growth Management LLC, a wholly owned affiliate of Mr. Mihaylo through which Mr. Mihaylo makes investments and which may be deemed to be a “participant” (as defined in Schedule 14A promulgated by the SEC) in the proxy solicitation (“Summit” and, together with Mr. Mihaylo, the “Participants”), filed a preliminary proxy statement with the SEC in connection with Inter-Tel’s 2006 Annual Meeting of Shareholders, and any adjournments or postponements thereof (the “Annual Meeting”), in connection with the following proposals:

1.	To elect Mr. Mihaylo’s three director nominees (the “Mihaylo Nominees”) (one of whom is Mr. Mihaylo) to serve as directors of Inter-Tel;

2.	To vote against a proposal recommended by the Inter-Tel Board to change Inter-Tel’s state of incorporation from Arizona to Delaware;

3.	To vote against a proposal recommended by the Inter-Tel Board to approve a special resolution authorizing the Inter-Tel Board to amend Inter-Tel’s charter (in Arizona, or, in the event that the Reincorporation Resolution is approved, in Delaware) to include a provision to require the approval of a majority of the disinterested shareholders to effect certain business combination transactions involving shareholders holding 15% or more of the Common Stock;

4.	To adopt a resolution urging the Inter-Tel Board to arrange for the prompt sale of Inter-Tel to the highest bidder;

5.	To adopt a resolution repealing the amendments to Section 2.5 (“Special Meetings of Shareholders”) of the Bylaws of Inter-Tel (the “Bylaws”), adopted by the Inter-Tel Board on February 21, 2006 relating to the calling of a special meeting of shareholders for the purpose of considering any action to directly or indirectly facilitate a “business combination”;

6.	To adopt a resolution repealing in its entirety Section 2.12 (“Advance Notice of Shareholder Business”) of the Bylaws, adopted by the Inter-Tel Board on March 29, 2006;

7.	To adopt a resolution repealing in its entirety Section 2.13 (“Advance Notice of Director Nominations”) of the Bylaws, adopted by the Inter-Tel Board on March 29, 2006;

8.	To adopt a resolution amending the Bylaws to require the unanimous vote of all members of the Inter-Tel Board in order to adopt any amendment to the Bylaws that could have an anti-takeover effect, including, without limitation, any advance notice requirements for the election of directors or the conduct of business at shareholder meetings or any change in the ability of shareholders to call a special meeting of shareholders;

9.	To adopt a resolution repealing each and every provision of the Bylaws adopted by the Inter-Tel Board after March 29, 2006 and prior to the adoption of this resolution; and

10.	To adopt a proposal recommended by the Inter-Tel Board to ratify the selection of Ernst & Young LLP as Inter-Tel’s independent auditors for fiscal year 2006.

Proposal 1 above is the Director Nominations referred to in Amendment No. 1, and Proposals 4 through 9 above are the Shareholder Proposals referred to in Amendment No. 1.

The Participants have filed with the SEC, and intend to mail to Inter-Tel’s shareholders, a preliminary proxy statement in connection with Proposals 1 through 10 above. The preliminary proxy statement includes information with respect to the Participants and a description of the direct and indirect interests of the Participants in the solicitation. Investors are urged to read the preliminary proxy statement and any other relevant documents when they become available because they will contain important information. Investors will be able to obtain free copies of the preliminary proxy statement and other documents that Mr. Mihaylo files with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain a copy of the preliminary proxy statement from Mr. Mihaylo free of charge by contacting Mr. Mihaylo’s proxy solicitor: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, Tel: 212-929-5500, Fax: 212-929-0308, email: proxy@mackenziepartners.com.

Item 5. Interest in Securities of the Issuer.

The response to Item 5(a) of the Schedule 13D is hereby deleted in its entirety and replaced with the following paragraph:

As of April 18, 2006, Mr. Mihaylo beneficially owned an aggregate of 5,179,498 shares of Common Stock, representing approximately 19.6% of the outstanding Common Stock (based on 26,386,651 shares outstanding as of March 22, 2006, as reported in Inter-Tel’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on April 18, 2006). Of these 5,179,498 shares of Common Stock, Mr. Mihaylo (i) is the holder of record of 144,000 shares and (ii) may be deemed to be the beneficial owner of the 5,035,498 shares of Common Stock held by The Steven G. Mihaylo Trust (the “Trust”) because Mr. Mihaylo is the sole trustee of the Trust. Summit does not own, beneficially or of record, any shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2006

/s/ Steven G. Mihaylo
Steven G. Mihaylo